                             [FOR INFORMATION ONLY]


This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment.

                      As filed with the Securities and Exchange Commission on March 17, 2000.

--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                           Direct III Marketing, Inc.
                 (Name of Small Business Issuer in its Charter)


               Delaware                                33-0851387
--------------------------------                       ----------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


12760 High Bluff Drive, Suite 210, San Diego, California                92130
--------------------------------------------------------                -----
        (Address of Principal Executive Offices)                      (Zip Code)

                                 (858) 793-4151
                                 --------------
                            Issuer's Telephone Number

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                      ----
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

   Title of Each Class                           Name of Each Exchange on
   to be so Registered                      Which Each Class is to be Registered
   -------------------                      ------------------------------------

   Common Stock                                  Nasdaq OTC Bulletin Board

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                                     PART I

                Special Note Regarding Forward-looking Statements

         Some of the statements contained in this registration statement discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

         Important factors that may cause actual results to differ from forward-looking statements may include, for example,

                 o the success or failure of our efforts to implement our
                   business strategy, including expanding our international operations;
                 o our ability to raise sufficient capital to expand our
                   business;
                 o the effect of changing economic conditions on the airline and aircraft industries;
                 o changes in government regulations, tax rates and similar matters;
                 o our ability to attract and retain quality employees; and
                 o other risks which may be described in our future filings with the SEC.

         We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Item 1. Description of Business.

General

         Direct III Marketing, Inc., was incorporated on March 26, 1999, and all of the outstanding shares of capital stock of the corporation were owned by Whirlwind Ventures, Inc., a Florida corporation. On May 24, 1999, Whirlwind Ventures, Inc., was merged into Direct III Marketing, Inc., with Direct III Marketing, Inc., being the surviving corporation and assuming all obligations and obtaining all rights of Whirlwind Ventures, Inc. On the merger date, each issued and outstanding share of Whirlwind Ventures, Inc., was exchanged for one share of capital stock of Direct III Marketing, Inc., and the outstanding shares of common stock of Direct III Marketing, Inc., owned by Whirlwind Ventures, Inc., at the time of the merger were cancelled.

Industry Overview

         Industry Growth - The use of direct marketing has increased over the last few years due in part to the relative cost efficiency of direct marketing compared to mass marketing, as well as the rapid development of more powerful and more cost-effective information technology and data capture capabilities.

         Industry Consolidation - The direct marketing industry is extremely fragmented. There are almost 11,000 direct marketing service and database service businesses in the United States. The Company believes that most of such businesses are small, specialized companies which offer limited services. However, industry consolidation has increased in the last few years resulting in a greater number of large companies providing services similar to those provided by the Company. The Company believes that much of this consolidation is due to:
(i) economies of scale in hardware, software and other marketing resources; (ii) cross-selling of services; and (iii) coordinating various components of direct marketing and media programs within a single, reliable environment. The Company believes these trends are likely to continue due in part to client demand for more cost-effective service to perform increasingly complex functions.

         Over the next decade demographic shifts and changes in lifestyle, combined with new marketing mediums, are expected to create higher demand by businesses for marketing information and services to provide businesses with direct access to their customers and a more efficient means of targeting specific audiences and developing long- term customer relationships. According to a study commissioned by the Direct Marketing Association ("DMA"), expenditures for direct marketing services in 1997 reached $153 billion. The study estimated that annual direct marketing advertising expenditures may grow to $205 billion by the year 2001, including $84.4 billion on telemarketing. Corporate marketing departments often lack the technical expertise to create, manage and control highly technical aspects of the direct marketing process. As a result, the Company believes that there is a growing trend among direct marketers to outsource direct marketing programs.

Operations

         Through acquisitions of companies in the three business segments targeted by the Company, the Company will provide direct marketing and database marketing, custom telemarketing, media planning and buying, multi media marketing, online consulting and commerce, Web design, interactive fulfillment, and other direct marketing services to a diverse group of clients located throughout the United States. These services will include customer and market data analysis, database creation and analysis, data warehousing, merge/purge, predictive behavioral modeling, list processing, brokerage and management, data enhancement, other direct marketing information services, Web site design and hosting, product warehousing and fulfillment, and custom outbound telemarketing services. The Company believes it can create expertise in applying these marketing tools increasing the productivity of its clients' marketing expenditures. The Company seeks to become an integral part of its clients' marketing programs and to foster long-term client relationships thereby providing recurring revenue opportunities.

Strategy

         Direct III Marketing, Inc., intends to acquire companies in three specific areas (and subsets of each) of the marketing field. These areas consist of the following:

         1. Direct Marketing Companies,
         2. Internet Marketing Companies, and
         3. Telemarketing Companies

         Direct marketing is used for a variety of purposes including lead-generation and prospecting for new customers, enhancing existing customer relationships, exploring the potential for new products and services and establishing new products. Unlike traditional mass marketing, aimed at a broad audience and focused on creating image and general brand or product awareness, successful direct marketing requires the identification and analysis of customers and purchasing patterns. Such patterns enable businesses to more easily identify and create a customized message aimed at a highly defined audience. Previous direct marketing activity consisted principally of direct mail, but now has expanded into the use of multiple mediums including telemarketing, print, television, radio, video, CD- ROM, on-line services, the Internet and a variety of other interactive marketing formats. The success of a direct marketing program is the result of the analysis of customer information and related marketing data. Database management capabilities allow for the creation of customer lists with specific, identifiable attributes. Direct marketers use these lists to customize messages and marketing programs to generate new customers whose purchasing patterns can be statistically analyzed to isolate key determinants. In turn, this enables direct marketers to continually evaluate and adjust their marketing programs, to measure customer response rates in order to assess returns on marketing expenditures, and to increase the effectiveness of such marketing programs. Database management covers a range of services, including general marketing consultation, execution of marketing programs and the creation and development of customer databases and sales tracking and data analysis software. Data analysis software consolidates and analyzes customer profile information to find common characteristics among buyers of certain products. The results of such tracking and analysis are used to define and match customer and product attributes from millions of available database files for future direct marketing applications. The process is one of continual refinement, as the number of points of contact with customers increases, together with the proliferation of mediums available to reach customers.

         Internet marketing consists of web site creation and hosting, e-commerce solutions, and marketing solutions that enable Internet retailers to market customers on a personalized, one-to-one basis in real time. Based on a customer's interaction at a site, programs are designed on-the-fly to adjust marketing messages and product offerings to that customer. The goal is to attract more customers, generate more products per order and increase customer loyalty. This is accomplished through the analysis of past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. Based on this information, proprietary collaborative filtering technology is used to anticipate other merchandise or information a customer is likely to be interested in purchasing or viewing.

         Telemarketing projects generally require significant amounts of customer information supplied by the client or third party sources. Custom telemarketing programs seek to maximize a client's direct marketing results by utilizing appropriate databases to communicate with a specific audience. This customization is often achieved through sophisticated and comprehensive data analysis which identifies psychographic, cultural and behavioral patterns in specific geographic markets.

         The Company's strategy is to become a value-added premium provider of marketing services to its clients by: (i) Increasing revenues by expanding the range of marketing services offered and by selling additional services to existing clients; (ii) Deepening market penetration in new industries and market segments; (iii) Developing existing and creating new proprietary database software and database management applications; and (iv) Pursuing strategic acquisitions, joint ventures and marketing

Sales and Marketing; Customers

         The Company's target customers will be any companies (particularly mid-size companies, both public and private) needing or utilizing a strategic, direct marketing plan including execution of that plan. The Company currently has no customers.

Management Information System

         We have upgraded our management information systems by acquiring computer hardware and software. Our data system is being analyzed to incorporate state-of-the-art records imaging, archiving, inventory and asset management analysis, financial record and other support systems. We believe that upon full implementation, our data management system will be adequate to manage our requirements in accordance with our forecasted growth.

Competition

         The direct marketing services industry is highly competitive and fragmented, with no single dominant competitor. The Company will compete with companies that have more extensive financial, marketing and other resources and substantially greater assets than those of the Company, thereby enabling such competitors to have an advantage in obtaining client contracts where sizable asset purchases or investments are required. The Company also will compete with in-house database management, telemarketing and direct mail operations of certain of its clients or potential clients. Competition is based on quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, technological capabilities and price. The Company believes that it can compete favorably in this market. Some of the Company's principal competitors are:

         1. Marketing Services Group, Inc. (Main Competitor
         2. Harte-Hanks, Inc.
         3. Abacus Direct Corporation
         4. 24/7 Media, Inc.
         5. ADVO, Inc.
         6. HA LO Industries
         7. Modem Media. Poppe Tyson
         8. Access Worldwide Communications, Inc.
         9. Telespectrum Worldwide, Inc.

         These competitors cover all three business segments of Direct III Marketing, Inc. In addition, some of the listed competitors are in fields which are subsets the Company's three main business segments.

         There are relatively low barriers to entering the marketing arena, especially the Internet marketing services area. The current market is highly competitive and the Company anticipates that new competitors will continue to enter the market.

Government Regulation

         The telemarketing industry has become subject to an increasing amount of federal and state regulation during the past five years. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's new telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation, prohibit a telemarketer from calling a consumer when that consumer has instructed the telemarketer not to contact him or her, prohibit a telemarketer from calling prior to 8:00 a.m. or after 9:00 p.m., and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. Violation of these rules may result in injunctive relief, monetary penalties or disgorgement of profits, and can give rise to private actions for damages. Additional federal or state consumer-oriented legislation could limit the telemarketing activities of the Company or its clients or significantly increase the costs of regulatory compliance.

         Credit and Personal Information Issues - In addition, the growth of information and communications technology has produced a proliferation of information of various types and has raised many new issues concerning the privacy of such information. Congress and various state legislatures have considered legislation which would restrict access to, and the use of, credit and other personal information for direct marketing purposes. The direct marketing services industry, including the Company, could be negatively impacted in the event any of these or similar types of legislation are enacted.

Employees

         As of December 31, 1999, the Company employed two persons, being the President/Chief Executive Officer and the Chief Financial Officer.

Item 2. Management's Discussion and Analysis or Plan of Operation.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's financial statements and accompanying notes. This prospectus contains certain forward-looking information, which involves risks and uncertainties. The actual results could differ from the results we anticipate. See "Special Note Regarding Forward-Looking Statements."

Overview

         During 1999, the Company began operations through the acquisition of a public shell and the merger of Whirlwind Ventures, Inc., into Direct III Marketing, Inc. After the merger, the Company began searching for acquisitions within its identified business segments of (i) Direct marketing; (ii) Internet marketing; and (iii) Telemarketing. Although the Company looked at a number of firms in these business segments, no companies were found to meet the criteria for an acquisition.

         As the Company has just begun operations, we have only a limited operating history upon which you may base an evaluation of our operations and prospects. The results of operations for 1998 solely reflect the activity of Whirlwind Ventures, Inc. The 1999 results reflect the operations of the combined entities. Since the Company had not acquired any businesses, there were no sales activities to report in 1999.

Twelve Months Ended December 31, 1999

         Results of Operations

         Effective in April 1999, the Company merged with Whirlwind Ventures, Inc. For the year ended December 31, 1999, we incurred a operating loss of $376,590. We had no sales activity during the year. The loss of $376,590 included employee related expense of $212,816 or 56.6% of the total loss. The remaining expenses consisted of various general and administrative expenses related with the merger and the analysis of various business opportunities throughout the year. These consisted of $45,153 in legal fees, $25,853 in consulting expense, $32,410 for office space, $13,917 in travel expenses, $11,750 in accounting expenses, and $9,519 in telephone expense. The balance of the loss, $33,891 or 9%, was related to other necessary expenses to run the office operations of the Company.

         Liquidity and Capital Resources

         As of December 31, 1999, our principal source of liquidity was provided through bridge financings from various entities and the issuance of additional common stock through a private placement. As of December 31, 1999, the total outstanding debt of the Company was $366,571.

         Cash used in the operating activities of the Company for the twelve
(12) months ended December 31, 1999 was $369,361, primarily attributable to loans and the issuance of shares of common stock through private placements.

         We believe that the Company will require the completion of additional private placements of equity securities and/or bridge financing in the year 2000 to meet the capital requirements of our current business for the next twelve
(12) months. In addition, the Company will require the issuance of additional equity securities or debt in order to implement the Company's acquisition strategy. Thereafter, if our capital requirements increase, we could be required to secure additional sources of capital. There can be no assurance the Company will be capable of securing additional capital or that the terms upon which such capital shall be available to us will be acceptable.

Inflation

         Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on our results of operations or financial condition.

Year 2000 Issue

         We believe all of our current computer hardware and software applications as part of our normal business operations are Year 2000 compliant. We have completed an assessment of our non-information technology systems, and we are not currently aware of any Year 2000 problems relating to these systems which would materially adversely affect our business operating results or financial condition. As of March 15, 2000, we have not experienced any year 2000 problems, nor are we aware of any year 2000 problems experienced by any of our vendors or customers.

Plan of Operation

         Over the next twelve (12) months, we intend to raise additional funds through private placements of equity securities. After successfully raising additional funds, the Company will continue to seek out companies whose business fits within our three business segments. Once these companies are identified, we will attempt to acquire them with cash or through the issuance of equity securities of the Company, or a combination of both.

         We do not anticipate any material capital expenditures for the coming fiscal year unless we acquire one or more complementary businesses as previously described.

Item 3.           Description of Property.

         Our offices are located in San Diego, California. The office space comprises a total of approximately 1,981 rentable square feet. The premises are subject to a lease, under which Direct III Marketing, Inc., is the tenant, dated March 17, 1999, and expires on March 16, 2004. Annual rental is $51,109.80, in addition to pass-through of (1) utilities, (2) increases in real estate taxes,
(3) assessments, (4) increases in insurance. We have one additional three (3) year option to renew. We currently sublet two offices within the office space on a month to month basis for minimal rent. This office space is adequate for our present and anticipated future needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information regarding the beneficial ownership of the common stock (including common stock acquirable within sixty 60 days pursuant to options, warrants, conversion privileges or other rights) of the Company as of December 31, 1999 (i) by each of the Company's directors and executive officers, (ii) all executive officers and directors as a group, and (iii) all persons known by the Company to own beneficially more than five percent (5%) of the common stock. All persons listed have sole voting and investment power over the indicated shares unless otherwise indicated.

-------------------------------------------------------------------------------------------------------------------
                        NAME                                      ADDRESS                  SHARES         PERCENT
-------------------------------------------------------------------------------------------------------------------
                                                           Post Office Box 8082           980,000         22.23%
ROBERT DEROSE (1)                                        Rancho Santa Fe, CA 92067
-------------------------------------------------------------------------------------------------------------------
JAMES G. CLARK                                           1750 Pacific Beach Drive         100,000          2.67%
                                                           San Diego, CA 92109
-------------------------------------------------------------------------------------------------------------------

DOUGLAS L. FEIST                                     12760 High Bluff Drive, Suite 210     50,000          1.37%
                                                            San Diego, CA 92130
-------------------------------------------------------------------------------------------------------------------
MARTIN A. MAYER                                           3324 Harbor View Drive           50,000          1.37%
                                                            San Diego, CA 92106
-------------------------------------------------------------------------------------------------------------------
ALL OFFICERS AND DIRECTORS AS A GROUP                                                    1,180,000        27.64%
(1)
-------------------------------------------------------------------------------------------------------------------
CAPITAL GROWTH TRUST                                   401 Paradise Road, Madrid 3R       230,000          5.22%
                                                           Swampscott, MA 01907
-------------------------------------------------------------------------------------------------------------------
CRANBOURNE INVESTMENTS LTD                                   c/o Whitehill HSE            250,000          5.67%
                                                            Newby Road, Ind Est
                                                          Cheshire SK75DA England
-------------------------------------------------------------------------------------------------------------------
FAC ENTERPRISES, INC.                            4960 South Virginia Street, Suite 300    300,000          6.81%
                                                              Reno, NV 89502
-------------------------------------------------------------------------------------------------------------------
KAB INVESTMENTS, INC.                                        24224 Kanis Road             300,000          6.81%
                                                           Little Rock, AR 72223
-------------------------------------------------------------------------------------------------------------------
SAH INVESTMENTS, INC.                                          648 Post Road              250,000          5.67%
                                                               Wakefield, RI
-------------------------------------------------------------------------------------------------------------------
V & M MANAGEMENT CO INC.                           4725 East Sunrise Drive, Suite 225     500,000         11.34%
                                                             Tucson, AZ 85718
-------------------------------------------------------------------------------------------------------------------
WEST TROPICAL INVESTMENTS CORP                             3100 North 29th Court          375,000          8.51%
                                                            Hollywood, FL 33020
-------------------------------------------------------------------------------------------------------------------

         (1) Includes 200,000 shares issued to Mr. deRose's sisters, Denise Marrone (100,000) and Melissa DeRose (100,000), of which Mr. deRose has full power of attorney.

Item 5. Directors, Executive Officers, Promoters, and Control Persons.

         The Directors and executive officers of Direct III Marketing, Inc., their ages, and positions are set forth below:


              NAME                      AGE                  POSITION

       ROBERT DEROSE                    53          Director, President, and CEO

       JAMES G. CLARK                   40          Director and Chief Financial
                                                      Officer

       DOUGLAS L. FEIST                 52          Director and Secretary

       MARTIN A. MAYER                  56          Director

         Robert deRose, Director, President, and Chief Executive Officer. Mr. DeRose has been President, CEO and a director since April 1999. Mr. deRose was the President and CEO of American Express Educational Loans, one of the largest student financial aid lenders in the country from October 1995 through January 1998, and continued to provide consulting services through April 1999. Mr. deRose founded The Educational Funding Company LLC (American Express Education Loans), and grew it in size for an American Express acquisition by developing innovative direct marketing programs in telemarketing, direct mail, and e-commerce, while successfully integrating all three. Prior to the Educational Funding Company, Mr. deRose held senior management positions in Wall Street.

         James G. Clark, Director and Chief Financial Officer. Mr. Clark has been Chief Financial Officer and a director since April 1999. Mr. Clark was formerly the Chief Financial Officer of DTS Communications, Inc. (DTS), a software development company bringing electronic closing services (over the Internet) to the real estate industry from May 1996 to February 1998. DTS was eventually merged into Ocwen Financial Corporation, a New York Stock Exchange member (OCN). In his role as the CFO, Mr. Clark was responsible for all of the financial affairs of the Company, including budgeting, banking, cash management, investor relations, insurance, and financial reporting. Mr. Clark was also responsible for developing and implementing the Company's procedures in the areas of purchasing, collections/accounts receivable, inventory, credit approval, payroll/human resources, payment terms, and travel. Prior to joining DTS, Mr. Clark was the Chief Financial Officer of Lava Enterprises, Inc. from March 1994 to May 1996. Additionally, Mr. Clark was a senior manager with KPMG Peat Marwick from August 1985 to December 1991 where he was responsible for serving an extensive range of clients in all types of business matters. Mr. Clark is a Certified Public Accountant in the State of California and received a master's degree in accounting from San Diego State University.

         Martin A. Mayer, Director and Consultant. Mr. Mayer has been a director since April, 1999. Mr. Mayer currently is a member of the Board of Directors of Paper Warehouse, a public company headquartered in Minnesota. In addition, Mr. Mayer has been an adjunct professor of marketing at the University of San Diego since 1995 and has been an independent financial consultant since 1992. Mr. Mayer was a managing partner with KPMG, LLC., a public accounting firm, from 1973 until 1992. He is a certified public accountant in the State of California. Mr. Mayer is currently a business and financial consultant to the Company.

         Douglas L. Feist, Director, Secretary, and General Counsel. Mr. Feist has been Secretary, General Counsel and a director since April 1999. Mr. Feist was a partner in the law firm of Hinchy, Witte, Wood, Anderson, and Hodges from February 1991 through January 1993, and Senior Vice President and General Counsel of UBL Financial Corporation, an insurance services holding company, from February 1993 through December 1998. Mr. Feist joined Mr. deRose at The Educational Funding Company LLC (American Express Educational Loans) in October 1995 as an owner and general counsel, and was instrumental in the negotiations with American Express during the acquisition. Mr. Feist received his Bachelor's degree from the University of California at Santa Barbara in 1973 and his Juris Doctor degree from the University of San Diego School of Law in 1977. Mr. Feist is a member of the State Bar of California and the San Diego County Bar Association, and his expertise is in the fields of business and corporate law.

Committees

         Our Board of Directors has established a Compensation Committee to manage and oversee the Direct III Marketing, Inc., 1999 Stock Option Plan, adopted by the Board of Directors on April 21, 1999. The Compensation Committee will recommend to the Board of Directors the granting of certain qualified and non-qualified stock options to employees and non-employee Directors of the Company. The Board of Directors has appointed Robert deRose and Douglas L. Feist, as the initial members of the Compensation Committee.

Director Compensation

         Our Directors have not received any compensation for their services as Directors in the past. We do not intend to pay directors who are not employed by us any fee for attending the meetings of the Board of Directors.

Item 6. Executive Compensation.

         The following table reflects the compensation paid or accrued during the 1999, which began on April 1 ended on December 31, 1999:


Summary Compensation Table
--------------------------

                                                                                                                      All other
Name and Principal Position            Year            Salary               Bonus               Other                Compensation
---------------------------            ----            ------               -----               -----                ------------
ROBERT DEROSE                          1999           $118,750              None                 None                    None
President and CEO

JAMES G. CLARK                         1999           $71,250               None                 None                    None
Chief Financial Officer

         The following table contains information concerning stock options granted to officers and Directors through December 31, 1999.

                                  Number of             % of Options
                               Options/Warrants          Granted to         Exercise or        Earliest
           Name                    Granted          Employees/Directors      Base Price     Exercise Date     Expiration Date
           ----                    -------          --------------------     ----------     --------------    ---------------
    JAMES G. CLARK (1)             100,000                  66.6%               $1.00       April 22, 1999     April 21, 2009
     Employee/Officer

    MARTIN A. MAYER (1)             50,000                  33.4%               $1.00       April 22, 1999     April 21, 2009
   Non-employee Director

         (1) On April 25, 1999, Mr. Clark and Mr. Mayer each exercised their respective stock options and issued to the Company full recourse promissory notes in the amount of $100,000 and $50,000, respectively, being interest at the rate of 7.75% per annum, and all due and payable on or before April 25, 2000.

Employment Agreement

         Prior to the merger with the Company, Robert deRose executed an Employment Agreement with Whirlwind Ventures, Inc., providing for Mr. deRose's employment as President and Chief Executive Officer of Whirlwind Ventures, Inc. Upon the merger, the Company assumed the Employment Agreement with Mr. deRose. The Employment Agreement is for a term of two and one-half (2 1/2) years, and thereafter continues on a month to month basis. The Employment Agreement provides for compensation consisting of (i) annual base compensation of $150,000, and (ii) certain fringe and other employee benefits that are made available to the senior executives of the Company. In the event Mr. deRose's employment is terminated by the Company for any reason other than his death or disability or for "cause" (as defined in the Employment Agreement), Mr. deRose will be entitled to receive his Base Salary (as defined in the Employment Agreement) for a period of ninety (90) days, including certain benefits and COBRA coverage. In the event of Mr. deRose's death or disability or termination without cause, Mr. deRose or his estate shall receive Mr. deRose's Base Salary for eighteen (18) months, including participation for twelve (12) months after the date of termination in all medical, dental, hospitalization, life and disability insurance coverage and any other employee benefits in which Mr. deRose was participating in at the time of termination.

Stock Option Plan

         On April 21, 1999, the Board of Directors adopted the Direct III Marketing, Inc., 1999 Stock Option Plan, effective April 21, 1999 (the "Plan"). This Plan provides for the grant of incentive stock options and non-qualified stock options to employees selected by the Board of Directors and/or Compensation Committee. The Plan also sets forth applicable rules and regulations for stock options granted to non-employee Directors. As of the date hereof, no options are outstanding under the Plan. The Plan is subject to stockholder approval and will be submitted to the stockholders at the Company's annual meeting in 2000.

Item 7. Certain Relationships and Related Transactions.

         In March 1999, Robert deRose, a Director and the President and Chief Executive Officer of the Company, received a consulting fee of $6,250 prior to beginning as an employee on April 1, 1999. In March 1999, James G. Clark, a Director and the Chief Financial Officer of the Company, received a consulting fee of $3,750 prior to beginning as an employee on April 1, 1999.

         Martin A. Mayer, a Director of the Company, currently provides business and financial consulting services to the Company on a month to month basis at the rate of $6,250 per month.

         During 1999, FAC Enterprises, Inc., (an 8.02% shareholder) loaned the Company an aggregate of $180,500. During the year, the Company repaid $140,400, with a balance owing of $40,100 at year-end. FAC Enterprises, Inc., has loaned the Company an additional $170,000 during 2000, and the Company currently owes FAC Enterprises, Inc., an aggregate of $210,000.

Item 8. Legal Proceedings.

Legal Proceedings

         The Company is not currently involved in any litigation.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Price of the Common Stock

         Prior to April 27, 1999, the Company common stock did not trade. The common stock began trading on April 27, 1999, in the over-the-counter market through the OTC Bulletin Board under the symbol "DRCT." The market for our common stock is sporadic, and the quarterly average daily volume of share traded since April 27, 1999, ranged from a low of 7,300 shares to a high of 14,509 shares. The following table presents the range of the high and low close and average daily volume (computed for days in which the shares traded) information for our common stock for the periods indicated, which information was provided by Reuters. The quotations reflect inter- dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Year Ended December 31, 1999             High       Low        Average Daily Volume (Shares)
First Quarter                            N/A        N/A                     N/A
Second Quarter                           8.00      2.25                   14,509
Third Quarter                           7.625      5.75                    8,466
Fourth Quarter                           9.25      6.50                    7,300

         Records of our stock transfer agent indicate that as of December 31, 1999, there were 24 record holders of our common stock of the Company.

Dividend Policy

         The Company has not paid any cash dividends to date or anticipates or contemplates paying cash dividends in the foreseeable future.

Item 10. Recent Sales of Unregistered Securities.

The Company

         The following sets forth all sales of unregistered securities by Direct III Marketing, Inc. since its incorporation and merger with Whirlwind Ventures, Inc., on April 21, 1999:

         In September 1999, the Company issued a $50,000 promissory note, 6,250 shares of its common stock, and a warrant for the purchase of 6,250 additional shares of common stock at $6.00 per share to Laurence S. Rivkin, as Trustee of the L.N.R. Family Trust, who made representations stating that the trust was an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act). The Company also issued a $200,000 promissory note, 25,000 shares of its common stock, and a warrant for the purchase of 25,000 additional shares of common stock at $6.00 per share to Salvatore Asaro, who made representations stating that he was an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

         In February and March 2000, the Company issued 67,000 shares of common stock at $2.50 per share to the following persons in the amounts set forth immediately thereafter. All participants made representations stating that the purchaser was an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).


                  NAME                       SHARES
                  ----

        Paul R. Frankel, Trustee             2,000
 Paul R. Frankel Separate Property Trust
          Missouri Breaks, Inc.              2,000
             Sean H. O'Neal                  1,000
            Fabrizio Balestri                3,000
          Dr. Anthony F. Smith               5,000
            Henry N. Pontell                 8,000
        David C. Zeiger, Trustee             12,000
          David C. Zeiger Trust
      Robert J. Filderman, Trustee           4,000
       FBO Filderman Family Trust
       Charles J. Lidman, Trustee            10,000
            CJL Family Trust
            Barry L. Seidman                 10,000
         Arnold Zousmer, Trustee
    Arnold Zousmer & Michele Zousmer         10,000
              Family Trust

Item 11. Description of Securities.

General

         The Company is authorized to issue 40,000,000 shares of common stock, $.001 par value per share, of which 3,741,250 shares were outstanding on December 31, 1999, and 3,808,250 were outstanding as of the date of this filing. The amount of 2,000,000 shares of common stock of the Company have been reserved for issuance pursuant to our Direct III Marketing, Inc., 1999 Stock Option Plan, of which 150,000 were granted in 1999, and exercised by the two (2) respective participants on April 25, 1999.

         Within the limits and restrictions contained in the Certificate of Incorporation, Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights, and any other preferences or special rights and qualifications. As of the date hereof, the Company has no preferred stock issued and outstanding.

Common Stock

         Holders of common stock have equal rights to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

         Holders of common stock are entitled upon our liquidation to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Outstanding Warrants

         Warrants to purchase 31,250 shares of Direct III Marketing, Inc., common stock were issued on September 30, 1999, to Salvatore J. Asaro (25,000) and Laurence S. Rivkin, Trustee, L.N.R. Family Trust (6,250), in connection with a private placement. Each warrant entitles the holder to purchase one (1) share of the Company's common stock at an exercise price of $6.00 until September 30, 2004.

         The warrants described above provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of our common stock. A warrant may be exercised upon surrender of the warrant certificate on or prior to the expiration date (or earlier redemption date) of such warrant at the offices of our transfer agent, with the form of "Election to Purchase" completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check) for the number of shares with respect to which the warrant is being exercised. Shares issued upon exercise of warrants and paid for in accordance with the terms of the warrants will be fully paid and nonassessable.

         The warrants do not confer upon the holder thereof any voting or other rights of a stockholder.

Transfer Agent

         Interwest Transfer Co., Inc., located at 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, serves as transfer agent for the common stock of the Company.

Item 12. Indemnification of Directors and Officers.

         The Company has adopted in its Certificate of Incorporation and Bylaws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director of the Company, or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a known violation of the law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

         Further, the Company's Bylaws provide that the Company shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that the Company may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of the Company. In addition, the Company shall indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith.

Item 13. Financial Statements


         See Item 15 below.

Item 14.          Changes in and Disagreements with Accountants.

         None.

Item 15.     Financial Statements and Exhibits

         (a) The following financial statements of the Company are filed as part of this registration statement:

             DIRECT III MARKETING, INC./WHIRLWIND VENTURES, INC.
             Independent Auditors' Report
             Balance Sheet as of December 31, 1999 and December 31, 1998 Statement of Income for the Years Ended December 31, 1999 and 1998 Statement of Changes in Stockholders' Equity for the Years
             Ended December 31, 1999 and 1998 Statements of Cash Flows for the Years Ended December 31, 1999 and 1998 Notes to Financial Statements

         (b) The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-B.

Exhibit
Number                     Description
-------                    -----------

  3.1 Certificate of Incorporation 3.2 Bylaws of the Company, as amended to date
  3.3 Articles of Merger 3.4 Certificate of Ownership and Merger 4.1 Form of Common Stock Certificate
10.1  Direct III Marketing, Inc., 1999 Stock Option Plan
10.2  Warrant to purchase 25,000 shares of common stock granted to Salvatore
      Asaro
10.3  Warrant to purchase 6,250 shares of Common Stock granted L.N.R. Family
      Trust
10.4  $200,000 Promissory Note dated 9/30/99 to Salvatore Asaro
10.5  $50,000 Promissory Note dated 9/30/99 to L.N.R. Family Trust


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         DIRECT III MARKETING, INC.


Date:    March 17, 2000                  By:       /s/ ROBERT DEROSE
                                                  ------------------------------
                                                  Robert deRose
                                                  President and Chief Executive
                                                  Officer


Date:    March 17, 2000                  By:       /s/ JAMES G. CLARK
                                                  ------------------------------
                                                  James G. Clark
                                                  Chief Financial Officer
                                                  (Principal Accounting and
                                                  Financial Officer)

                           DIRECT III MARKETING, INC.
                         (A Developmental Stage Company)
                              FINANCIAL STATEMENTS

                                December 31, 1999

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Direct III Marketing, Inc.


We have audited the accompanying balance sheet of Direct III Marketing, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1999, and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct III Marketing, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999, and 1998, in conformity with accounting principles generally accepted in the United States.

/s/ Swenson Advisors, LLP
---------------------------
An Accountancy Firm


Temecula, California
March 16, 2000

                           DIRECT III MARKETING, INC.
                          (A Development Stage Company)
                                  Balance Sheet

                               December 31, 1999

                                     ASSETS
Current assets:
     Cash                                                             $     742
     Accounts receivable, net                                            12,363
     Prepaid expenses                                                    37,694
                                                                      ---------
Total current assets                                                     50,799
                                                                      ---------
Property and equipment, net                                              13,802
                                                                      ---------
Other assets                                                              4,924
                                                                      ---------
Total assets                                                          $  69,525
                                                                      =========

            LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable                                                 $  25,363
     Accrued  expenses                                                   36,108
     Notes payable                                                      250,000
     Other current liabilities                                           55,100
                                                                      ---------
Total current liabilities                                               366,571
                                                                      ---------
Commitments and contingencies                                              --
Stockholders' deficit:
     Preferred stock-$.001 par value, 10,000,000 shares authorized         --
     Common stock-$.001 par value, 40,000,000 shares authorized
        3,741,250 shares issued and outstanding                           3,741
     Additional paid in capital                                         278,759
     Deficit accumulated during the development stage                  (379,546)
                                                                      ---------
                                                                        (97,046)
     Less notes receivable from stockholders                           (200,000)
                                                                      ---------
Total stockholders' deficit                                            (297,046)
                                                                      ---------
Total liabilities and stockholders' deficit                           $  69,525

                 See accompanying notes to financial statements

                           DIRECT III MARKETING, INC.
                          (A Development Stage Company)
                            Statements of Operations

                 For the years ended December 31, 1999 and 1998

                                                     Cumulative
                                                   from inception
                                                         to
                                                    Dec. 31, 1999              1999                 1998
                                                   ---------------         -----------          ------------
Revenue                                              $      --             $      --             $      --
Operating expenses:
     General and administrative                          306,444               304,488                 1,956
     Legal and professional                               72,756                72,756                  --
     Interest expense                                      9,058                 9,058                  --
     Depreciation                                          2,695                 2,695                  --
                                                     -----------           -----------           -----------
        Total operating expenses                         390,953               388,997                 1,956
                                                     -----------           -----------           -----------
Operating loss                                          (390,953)             (388,997)               (1,956)
                                                     -----------           -----------           -----------
Other income - interest income                            12,407                12,407                  --
                                                     -----------           -----------           -----------
Net loss                                             $  (378,546)          $  (376,590)          $    (1,956)
                                                     ===========           ===========           ===========
Net loss per share:
     Basic                                           $     0.268           $     0.162           $     0.004
                                                     ===========           ===========           ===========
     Diluted                                         $     0.268           $     0.162           $     0.004
                                                     ===========           ===========           ===========
Weighted average common shares outstanding:
     Basic                                             1,410,821             2,319,142               502,500
                                                     ===========           ===========           ===========
     Diluted                                           1,410,821             2,319,142               502,500
                                                     ===========           ===========           ===========

                 See accompanying notes to financial statements

                                                                                               Deficit
                                              Common Stock                                   Accumulated
                                     ----------------------------         Additional          During the
                                      Number of                            Paid in          Developmental
                                       Shares            Amount            Capital              Stage            Total
                                     ----------        ----------         ----------         ------------       --------
Balance
    December 31, 1997                    5,000         $    5,000         $   (4,000)        $   (1,000)        $     --
Par value change from
    $1.00 to $.001 per share                               (4,995)             4,995                                  --
Stock split (200:1)                    995,000                995               (995)                                 --
Net loss
    December 31, 1998                                                                            (1,956)            (1,956)
                                     ---------         ----------         ----------         ----------         ----------
Balance
    December 31, 1998                1,000,000              1,000               --               (2,956)            (1,956)
Issuance of stock                    2,741,250              2,741            278,759            281,500
Net loss
    December 31, 1999                                                                          (376,590)          (376,590)
                                     ---------         ----------         ----------         ----------         ----------
Balance                              3,741,250              3,741            278,759           (379,546)           (97,046)
Notes receivable
    from stockholders'                                                      (200,000)                             (200,000)
                                     ---------         ----------         ----------         ----------         ----------
Balance
    December 31, 1999                3,741,250         $    3,741         $   78,759         $ (379,546)        $ (297,046)
                                     =========         ==========         ==========         ==========         ==========


                 See accompanying notes to financial statements

                                                              Cumulative
                                                            from inception
                                                                  to
                                                             Dec. 31, 1999             1999                  1998
                                                             -------------          ---------             ---------
Cash flows from operating activities:
     Net loss                                                 $(378,546)            $(376,590)            $  (1,956)
     Adjustments to reconcile net loss to net cash
        used by operations:
           Depreciation and amortization                          2,695                 2,695                  --
        (Increase) in assets:
           Accounts receivable                                  (12,363)              (12,363)                 --
           Prepaid expenses                                     (37,694)              (37,694)
           Other assets                                          (4,924)               (4,924)
        Increase in liabilities:
           Accounts payable                                      25,363                23,407                 1,956
           Accrued expenses                                      36,108                36,108
                                                              ---------             ---------              --------
Net cash used by operating activities                          (369,361)             (369,361)                 --
                                                              ---------             ---------              --------
Cash flows from investing activities:
     Acquisition of property and equipment                      (16,497)              (16,497)                 --
                                                              ---------             ---------              --------
Net cash used in investing activities                           (16,497)              (16,497)                 --
                                                              ---------             ---------              --------
Cash flows from financing activities:
     Proceeds from credit facilities                            305,100               305,100
     Proceeds from issuance of stock                            281,500               281,500                  --
     Notes receivable from stockholders                        (200,000)             (200,000)
                                                              ---------             ---------              --------
Net cash provided by financing activities                       386,600               386,600                  --
                                                              ---------             ---------              --------
Net increase in cash                                                742                   742                  --
Cash and cash equivalents at beginning of period                   --                    --                    --
Cash and cash equivalents at end of period                    $     742             $     742             $    --


                 See accompanying notes to financial statements

                           DIRECT III MARKETING, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                 For the years ended December 31, 1999, and 1998

Note 1 - Organization

         Direct III Marketing, Inc. (the Company) has been in the development stage since it was incorporated in Delaware on March 26, 1999. The Company intends to acquire enterprises in the direct marketing, internet marketing, and telemarketing areas. With these acquired entities, the Company intends to provide a wide range of marketing services to a diverse group of clients throughout the United States. On April 20, 1999, Whirlwind Ventures, Inc. was merged into the Company. The merger was treated as a pooling of interests.

         On July 10, 1998, the Board of Directors approved a 200:1 stock split increasing the number of outstanding common stock shares from 5,000 shares to 1,000,000 shares.

Note 2 - Liquidity and Business Risk

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has an accumulated deficit of $297,046 and negative working capital of $315,772 as of December 31, 1999. The Company's ability to continue business in its present form is subject to a variety of factors, which include, among other things, the Company's ability to raise working capital and to generate profitable operations. In the opinion of management, the Company will be able to improve its profitability and raise adequate capital to meet its current working capital requirements.

         The Company is subject to a number of risks associated with companies at a similar stage of development including; the need for funding its operations and growth, marketplace acceptance, competition, technological obsolescence, and the retention and reliance on key personnel.

Note 3 - Significant Accounting Policies

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents - The Company considers all unrestricted highly liquid investments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

         Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight line method for all assets based on estimated useful lives of the assets, which range from three to seven years for furniture and equipment, and fifteen years for leasehold improvements.

                           DIRECT III MARKETING, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                 For the years ended December 31, 1999, and 1998

Note 3 - Significant Accounting Policies, continued

         Income Taxes - For the year ended December 31, 1999, there was no federal income tax liability for financial statement or tax bases. The minimum franchise tax of $800 has been accrued.

         Loss Per Share - Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share in the periods presented is equal to basic loss per share since any additional dilutive potential common shares are considered antidilutive.

Note 4 - Note Receivable From Stockholders

         In April, 1999, the Company executed three note receivables for common stock with certain officers and directors of the Company for a total of $200,000. The notes bear interest at 7.75% and are due in April, 2000.

Note 5 - Notes payable shown as current liabilities consist of the following at December 31, 1999:

         Unsecured note payable bearing interest at 12% with a
         maturity date the earlier of May 15, 2000 or the date the
         Company receives $1,000,000 in equity financing.
         No payments of principal or interest are due
         until the maturity date.                                     $200,000

         Unsecured note payable bearing interest at 12% with a
         maturity date the earlier of May 15, 2000 or the date
         the Company receives $1,000,000 in equity financing.
         No payments of principal or interest are due until the
         maturity date.                                                50,0000
                                                                      --------
                                                                      $250,000
                                                                      ========

Note 6 - Common Stock and Warrants

         The Company has one class of common stock. There are no preferences related to dividends, voting rights or dissolution.

         The Company has 31,250 warrants outstanding at December 31, 1999. In accordance with the terms of APB No. 25, the Company records no compensation expense for these warrants. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these warrants. The warrants are valued at December 31, 1999, at $3.68 per warrant. This value was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999; expected volatility of 126%; risk-free interest rate of 6.62%; and expected life of 4.75 years. Had

                           DIRECT III MARKETING, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                 For the years ended December 31, 1999, and 1998

Note 6 - Common Stock and Warrants, continued

         compensation expense been recorded based on these hypothetical values, the Company's 1999 net loss would have increased by $115,000. These warrants vest over several years, and the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Note 7 - Commitments and Contingencies

         The Company has entered into an agreement for a five year lease of office space on March 17, 1999, from an outside party. The following is a schedule by year of the future minimum rental payments due in the future under noncancelable operating leases:


                 2000                               $ 51,110
                 2001                                 51,110
                 2002                                 51,110
                 2003                                 51,110
                 Thereafter                           12,777
                                                   ---------
                                                   $ 217,217
                                                   =========

Note 8 - Stock Option Plan

         On April 21, 1999, the Board of Directors adopted the Direct III Marketing, Inc., 1999 Stock Option Plan, effective April 21, 1999 ( the "Plan"). This Plan provides for the grant of Incentive Stock Options and Non-qualified Stock Options to employees selected by the Board of Directors or Compensation Committee. The Plan also sets forth applicable rules and regulations for stock options granted to non-employee Directors. As of December 31, 1999, no options are outstanding under the Plan. The Plan is subject to stockholder approval and will be submitted to the stockholders a the Company's annual meeting in 2000.